Rider - Waiver of Surrender Charges

In this Rider, “We”, “Us”, or “Our” means The Penn Mutual Life Insurance Company; “You” and “Your” means the Owner of the Policy; and “Insured” means the person whose life is covered under the Policy.

We agree, subject to the provisions of this rider, to provide this Waiver of Surrender Charges Benefit. We also agree to provide all of the other benefits which are stated in this rider. This rider is a part of the Policy to which it is attached. It is subject to all of the provisions of the Policy unless stated otherwise in this rider.

Waiver of Surrender Charges Benefit (WSCB) - The surrender benefit of the Policy to which this rider is attached will be based on the WSCB. The surrender benefit will be such that the Net Cash Surrender Value available upon full surrender of the Policy will be no less than the WSCB. The WSCB is only available upon full surrender where you are paid the Net Cash Surrender Value. The WSCB will be equal to the Net Policy Value on the date of full surrender.

The WSCB will be used in determining whether the Policy will begin a grace period due to the Net Cash Surrender Value being insufficient to cover the Monthly Deduction for the following policy month.

Monthly Deduction - While this rider is in-force, the Monthly Deduction for the Policy will include the Monthly Deduction for this rider. The Monthly Deduction for this rider is the sum of:

(a)	a monthly expense charge per $1,000 of the initial Specified Amount of the Policy plus any Term Insurance Benefit of a Supplemental Term Insurance Rider; and

(b)	a monthly expense charge per $1,000 of the Specified Amount of any increases in coverage for the Policy or Term Insurance Benefit.

The initial per $1,000 of Specified Amount expense charge will be deducted each policy year, starting from the effective date of this rider, in which the surrender charge factors as shown on Page 3 are greater than zero.

The per $1,000 of Specified Amount expense charge for any increases will be deducted each year, starting from the effective date of the increase, in which the surrender charge factors as shown on Page 3 are greater than zero.

We will determine the expense charges based on expectations as to future mortality, investment, expense, and persistency experience. We will not adjust such charges as a means of recovering prior losses or as a means of distributing prior profits. However, the actual expense charges for each coverage will not exceed the maximum monthly expense charges as shown on Page 3.

Termination of Rider - This rider will terminate upon:

(a)	termination of the policy due to death;

(b)	lapse of this Policy;

(c)	surrender of this Policy;

(d)	the maturity date of this Policy; or

(e)	the Monthly Anniversary which coincides with or next follows our receipt of your written request to terminate this rider.

Effective Date - The effective date of this rider is the same as the Policy Date of the Policy to which it is attached unless another effective date is shown below.

The Penn Mutual Life Insurance Company

President and Chief Executive Officer